Exhibit 1

Date: 20 October 2004
Release Number: 2004–34

Intelsat Shareholders Approve Proposed Acquisition by Zeus Holdings

Pembroke, Bermuda, 20 October 2004 — Intelsat announced that at an annual general meeting held in Paris earlier today its shareholders approved the proposed acquisition of the company by Zeus Holdings Limited. Over 99 percent of the votes cast on the matter, representing nearly 85 percent of Intelsat’s total issued and outstanding ordinary shares, voted in favor of the transaction. The approval of shareholders representing not less than 60 percent of the voting power of Intelsat’s total issued and outstanding ordinary shares was required in order to approve the transaction.

On August 16, 2004, Intelsat, Ltd. and one of its subsidiaries entered into a transaction agreement with Zeus Holdings Limited and two of its subsidiaries pursuant to which Zeus Holdings will acquire 100% of Intelsat for total cash consideration of approximately $3 billion, or $18.75 per ordinary share, plus the assumption of nearly $2 billion in existing debt. Zeus Holdings is a Bermuda company formed by investors advised by Apax Partners Worldwide, LLP and Apax Partners, Inc., Apollo Management V, L.P., MDP Global Investors Limited and Permira Advisers LLC.

Intelsat, Ltd. CEO Conny Kullman said, “The transaction with Zeus represents a strong proposition and attractive valuation for our shareholders who, upon closing, will receive cash in exchange for their shares. This is a major milestone and we are pleased with our progress on the transaction to date. We look forward to obtaining the required regulatory approvals and meeting the other conditions to closing in an expeditious manner.”

About Intelsat

Building on 40 Years of Leadership. As a global communications leader with 40 years of experience, Intelsat helps service providers, broadcasters, corporations and governments deliver information and entertainment anywhere in the world, instantly, securely and reliably. Intelsat’s global reach and expanding solutions portfolio enable customers to enhance their communications networks, venture into new markets and grow their businesses with confidence. For more information, visit www.intelsat.com.

Intelsat Contact:

Dianne VanBeber
dianne.vanbeber@intelsat.com
+1 202 944 7406

Some of the statements in this news release constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. The forward-looking statements made in this release reflect Intelsat’s intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. In connection with the proposed acquisition of Intelsat by Zeus Holdings Limited, known factors include, but are not limited to, the inability to obtain required regulatory approvals or the need to modify aspects of the proposed transaction in order to obtain these approvals; the inability of Zeus Holdings Limited to obtain financing on the terms contemplated in the agreements relating to the proposed transaction or at all; a change in the health of Intelsat’s satellites or a catastrophic loss occurring during the in-orbit operations of any of Intelsat’s satellites that causes a condition precedent to the proposed transaction to fail to be satisfied; and the inability to consummate the proposed transaction for any other reason. Detailed information about other known risks is included in Intelsat’s annual report on Form 20-F for the year ended December 31, 2003 on file with the U.S. Securities and Exchange Commission. Because actual results could differ materially from Intelsat’s intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements contained in this news release with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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